Exhibit 23.1

Consent of Independent Auditors

     We consent to the incorporation by reference in the attached registration statement (Form S-8) of Equity Office Properties Trust (the “Company”), pertaining to the registration of 12,769,430 additional Common Shares of Beneficial Interest of the Company to be granted under the Company’s 1997 Share Option and Share Award Plan, as amended, of our report dated February 6, 2002, except for Note 26 as to which the date is February 15, 2002, with respect to the consolidated financial statements and schedule of Equity Office Properties Trust included in its Annual Report (Form 10-K) for the year ended December 31, 2001, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
December 12, 2002